General Motors Company (GM)

Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278

Shareholder, General Motors Company

Shareholder Alert

Please vote against Mary Barra, Theodore Solso and Patricia Russo

General Motors Company shareholders will not be able to attend the June 4, 2019 GM annual meeting. The location of the meeting is probably a secret. However GM shareholders will be able to sit in front of a computer screen and listen to the annual meeting.  And if that is not enough – a large percentage of GM shareholders will need to turn on their computers before 5:00 am in order to listen to Mary Barra read before a microphone.

This raises the question of whether Mary Barra considers in-person contact with shareholders a nuisance.

An in-person annual meeting is a motivator of good performance by management and directors. Who wants to stand in front of a live audience and explain shrinking sales, epic recalls and loss of market share? It is so much easier to explain it to a microphone.

This is to recommend an Against vote in regard to:

Mary Barra, Chairman and CEO

Theodore Solso, Lead Director

Patricia Russo, who chairs the GM Governance Committee

These directors can be considered the directors most responsible for a fake annual meeting. Patricia Russo also chairs an underperforming company, Hewlett Packard Enterprise Company, which was an early supporter of fake annual meetings.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote against Mary Barra, Theodore Solso and Patricia Russo by following the instructions provided in the management proxy mailing.